

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2022

Yinyu He
Chief Executive Officer
Leju Holdings Ltd
Level G, Building G, No.8 Dongfeng South Road
Chaoyang District , Beijing 100016
The People's Republic of China

      Re: Leju Holdings Ltd
          Form 20-F for the Fiscal Year Ended December 31, 2021
          File No. 001-36396

Dear Yinyu He:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction